UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

Res-Care, Inc. (Name of Issuer)

Common Stock, no par value (Title of Class of Securities)

760943100 (CUSIP Number)

Onex Corporation
Canada Trust Tower
161 Bay Street - 49th Floor
Toronto, Canada M5J 2S1 Canada
Attention: Ewout R. Heersink

                                       (416) 362-7711
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to: C. Craig Bradley, Jr. Stites & Harbison, PLLC 400 West Market Street, Suite 1800 Louisville, Kentucky 40202 (502) 587-3400

March 10, 2004 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Section 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex Partners LP

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex Partners GP LP

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex Partners GP Inc.

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex American Holdings II LLC

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex US Principals LP

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex American Holdings GP LLC

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ResCare Executive Investco LLC

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex Capital Corporation

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Onex Corporation

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP NO. 760943100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald W. Schwartz

	2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Canada

Number of Shares	7.	Sole Voting Power - 0 -
Beneficially
Owned by	8.	Shared Voting Power
Each Reporting Person With

8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.
See Row 13 below for a description of the voting power of the Preferred Stock

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,524 shares of Common Stock, including 4,809,524 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11)

28.6% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 24,991,468 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

	14.	Type of Reporting Person (See Instructions) IN

* Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Res-Care, Inc. beneficially owned by Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex American Holdings II LLC, Onex US Principals LP, Onex American Holdings GP LLC, ResCare Executive Investco LLC and Onex Corporation.

Item 1. Security and Issuer.

          The securities to which this statement relates are the shares of common stock, no par value (the "Shares"), of Res-Care Inc., a Kentucky corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10140 Linn Station Road, Louisville, Kentucky 40223.

Item 2. Identity and Background.

          (a), (b), (c) and (f). This statement is being filed by Onex Partners LP, a Delaware limited partnership ("Partners"), Onex Partners GP LP, a Delaware limited partnership ("Partners GP LP"), Onex Partners GP Inc., a Delaware corporation ("Partners GP"), Onex American Holdings II LLC, a Delaware limited liability company ("American Holdings"), Onex US Principals LP, a Delaware limited partnership ("US Principals"), Onex American Holdings GP LLC, a Delaware limited liability company ("American Holdings GP LLC"), ResCare Executive Investco LLC, a Delaware limited liability company ("Investco"), Onex Capital Corporation, an Ontario corporation ("Onex Capital"), Onex Corporation, an Ontario corporation ("Onex"), and Mr. Gerald W. Schwartz ("Mr. Schwartz").

Partners

          Partners is a Delaware limited partnership. Partners' principal business is investing in securities. The address of the principal business and principal offices of Partners is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Partners is Partners GP LP.

Partners GP LP

          Partners GP LP is a Delaware limited partnership. Partners GP LP's principal business is being the general partner of Partners. The address of the principal business and principal offices of Partners GP LP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Partners GP LP is Partners GP.

Partners GP

          Partners GP is a Delaware corporation. Partners GP's principal business is being the general partner of Partners GP LP. The address of the principal business and principal offices of Partners GP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. Information relating to the directors and executive officers of Partners GP is set forth on Schedule A hereto which is incorporated herein by reference.

American Holdings

American Holdings is a Delaware limited liability company. The address of the principal business and principal offices of American Holdings is 421 Leader Street, Marion, Ohio 43302.

US Principals

          US Principals is a Delaware limited partnership. The address of the principal business and principal offices of US Principals is 421 Leader Street, Marion, Ohio 43302. The general partner of US Principals is American Holdings GP LLC.

American Holdings GP LLC

American Holdings GP LLC is a Delaware limited liability company. The address of the principal business and principal offices of American Holdings GP LLC is 421 Leader Street, Marion, Ohio 43302.

Investco

Investco is a Delaware limited liability company. The address of the principal business and principal offices of Investco is 421 Leader Street, Marion, Ohio 43302.

Onex Capital

          Onex Capital is an Ontario, Canada corporation. The address of the principal business and principal offices of Onex Capital is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Information relating to the directors and executive officers of Onex Capital is set forth on Schedule C hereto which is incorporated herein by reference. Onex Capital controls Investco.

Onex

          Onex is an Ontario, Canada corporation. It is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Information relating to the directors and executive officers of Onex is set forth on Schedule B hereto which is incorporated herein by reference. Onex controls, directly or indirectly, each of Partners, Partners GP LP, Partners GP, American Holdings, US Principals, and American Holdings GP LLC.

Mr. Schwartz

          The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all of the issued and outstanding shares of Multiple Voting Shares and Subordinate Voting Shares of Onex, ownership of which entitles Mr. Schwartz to elect sixty percent (67.6%) of the members of Onex's Board of Directors.

          (d) and (e)          No Reporting Person, nor to the best knowledge of each Reporting Person, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

          On March 10, 2004, Onex Partners LP and its affiliated purchasers, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC (collectively, the "Investors"), entered into an agreement (the "Preferred Stock Purchase Agreement") with the Issuer to purchase $50.5 million of newly-issued Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer. Closing of the transaction is subject to regulatory and shareholder approval, as may be determined, proper tender of the common stock to be purchased from certain selling shareholders pursuant to a separate common stock purchase agreement and other customary closing conditions. Concurrently with the Preferred Stock Purchase Agreement, the Investors entered into an agreement (the "Common Stock Purchase Agreement") to purchase a total of 3.7 million shares of common stock of the Issuer from three directors of the Issuer, James R. Fornear, Ronald G. Geary and Spiro B. Mitsos, and various persons and entities related to them (the "Selling Shareholders"), upon the closing of the Preferred Stock sale. The purchase price of the common shares is $8.90 per share. As part of the Common Stock Purchase Agreement, each of the Selling Shareholders has agreed (a) not to transfer or otherwise dispose of his, her or its shares of common stock unless and until the Common Stock Purchase Agreement may be terminated pursuant to its terms, and (b) to vote all of his, her or its shares of common stock at any meeting of shareholders of the issuer in favor of any proposal to approve the transactions contemplated by the Preferred Stock Purchase Agreement and the Common Stock Purchase Agreement and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Investors' purchase of the Preferred Stock. A further condition of the Investors' agreements to purchase the preferred shares and the common shares is that Ronald G. Geary, the Issuer's chief executive officer, enter into a voting agreement with the Investors granting the Investors the right to direct the voting of Mr. Geary's shares of common stock for the election of directors. As a result of these transactions, the Investors would hold approximately 30% of the voting rights of the Issuer as relates to the election of directors.

          The Preferred Stock will be convertible into 4,809,524 shares of common stock based upon an initial conversion price of $10.50 per common share. The Investors will have the continuing right to elect two members of the Issuer's board of directors and a one-time right to appoint two additional independent directors to fill vacancies on the board. The four new directors will replace four retiring members of the board.

Item 4. Purpose of the Transaction.

          The Investors are acquiring the shares of Common Stock and Preferred Stock for investment purposes and to influence control over the management of the Issuer. Except as set forth above in Item 3, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a), (b)          The Investors are the beneficial owners of 8,509,524 shares of common stock, including 4,809,524 shares of common stock issuable upon conversion of the Preferred Stock, which represent 28.6% of the common stock of the Issuer (based upon 24,991,468 common shares reported outstanding in the Issuer's annual report on Form 10-K filed with the Commission on March 15, 2004.) The Investors have a contractual right to acquire these shares upon the terms, and subject to the conditions set forth in the Preferred Stock Purchase Agreement and the Common Stock Purchase Agreement. All of the shares are held with shared voting and shared dispositive power.

(c) There have been no other transactions effected during the past 60 days by the Investors in relation to shares of common stock of the Issuer.

          (d)          To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock or Preferred Stock, except that limited partners of the Reporting Persons may receive distributions including a portion of such dividends or proceeds.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          To the best knowledge of the Reporting Persons, except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and except as follows:

          The partnership agreement of Partners contains provisions whereby the partnership's general partner, Partners GP LP, will receive a certain percentage of net proceeds, if any, derived from the partnership's investments.

Item 7. Material to be Filed as Exhibits.

1	--	Joint Filing Agreement

2	--

Preferred Stock Purchase Agreement, dated as of March 10, 2004, by and among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 10-K of the Issuer (SEC file no. 0-20372) for the year ended December 31, 2003)

3	--

Form of Articles of Amendment to the Articles of Incorporation of Res-Care, Inc. (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 10-K of the Issuer (SEC file no. 0-20372) for the year ended December 31, 2003)

4	--

Form of Registration Rights Agreement among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 10-K of the Issuer (SEC file no. 0-20372) for the year ended December 31, 2003)

5	--

Stock Purchase Agreement, dated as of March 10, 2004, by and among Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP, ResCare Executive Investco LLC and the selling shareholders named therein

6	--	Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2004

ONEX PARTNERS LP

By: ONEX PARTNERS GP LP, its General Partner

By: ONEX PARTNERS GP INC., its General Partner

By: /s/ Robert M. Le Blanc
Name: Robert M. Le Blanc Title: Vice President

ONEX PARTNERS GP LP

By: ONEX PARTNERS GP INC., its General Partner

By: /s/ Robert M. Le Blanc
Name: Robert M. Le Blanc Title: Vice President

ONEX PARTNERS GP INC.

By: /s/ Robert M. Le Blanc
Name: Robert M. Le Blanc Title: Vice President

ONEX AMERICAN HOLDINGS II LLC

By: /s/ Eric J. Rosen
Name: Eric J. Rosen Title: Director

ONEX US PRINCIPALS LP

By: ONEX AMERICAN HOLDINGS GP LLC, its General Partner

By: /s/ Eric J. Rosen
Name: Eric J. Rosen Title: Director

ONEX AMERICAN HOLDINGS GP LLC

By: /s/ Eric J. Rosen
Name: Eric J. Rosen Title: Director

RESCARE EXECUTIVE INVESTCO LLC

By: /s/ Robert M. Le Blanc
Name: Robert M. Le Blanc Title: Director

ONEX CORPORATION

By: /s/ Nigel S. Wright
Name: Nigel S. Wright Title: Managing Director

GERALD W. SCHWARTZ

By: /s/ Donald W. Lewtas
Name: Donald W. Lewtas Title: Authorized Signatory for Gerald W. Schwartz

ONEX CAPITAL CORPORATION

By: /s/ Ewout R. Heersink
Name: Ewout R. Heersink Title: President

Schedule A

Directors and Executive Officers of Onex Partners GP Inc. ("Partners GP")

          The name, business address, present principal occupation of each director and executive officer of Partners GP are set forth below. All executive officers and directors listed on this Schedule A are United States citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation

Eric Rosen	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	President and Director; Managing Director of Onex Investment Corp.

Anthony Munk	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Vice President; Managing Director of Onex Investment Corp.

Robert M. LeBlanc	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Vice President and Director; Managing Director of Onex Investment Corp.

Schedule B

Directors and Executive Officers of Onex Corporation ("Onex")

          The name, business address, present principal occupation of each director and executive officer of Onex are set forth below. All executive officers and directors listed on this Schedule B are Canadian citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation or Employment

Gerald W. Schwartz	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chairman of the Board, President, Chief Executive Officer and Director

Ewout R. Heersink (Netherlands Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director and Chief Financial Officer

Mark L. Hilson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director Finance

Anthony R. Melman	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Andrew J. Sheiner	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Nigel S. Wright	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

John S. Elder, Q.C.	Fraser Milner Casgrain LLP 100 King Street West 42nd Floor -1 First Canadian Place Toronto, Ontario Canada M5X 1B2	Secretary; Partner at Fraser Milner Casgrain LLP

Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director Taxation

Daniel C. Casey	Creson Corporation 16 Clarence Square Toronto, Ontario Canada M5V 1H1	Director; Chairman and Chief Executive Officer of Creson Corporation, an Ontario real estate company

Donald H. Gales	P.O. Box 31489SMB, Villa 689 Grand Cayman Island British West Indies	Director; Corporate Director

Serge Gouin	Citigroup Global Markets Canada Inc. 630 Rene-Levesque Blvd. W. Suite 2450 Montreal Quebec Canada H3B 1S6	Director; Vice-Chairman of Citigroup Global Markets Canada Inc., an investment firm

Brian M. King	10 Sunset Trail Kenora, Ontario Canada P9N 4H9	Director; Corporate Director

J. William E. Mingo, Q.C.	Stewart McKelvey Stirling Scales 1959 Upper Water St. 10th Floor Halifax, Nova Scotia Canada B3J 2X2	Director; Partner at Stewart McKelvey Stirling Scales, a law firm in Halifax, Nova Scotia

J. Robert S. Prichard, O.C.	One Yonge Street Toronto, Ontario Canada M5E 1E6	Director; President and Chief Operating Officer of Torstar Corporation

R. Geoffrey P. Styles	8 York Ridge Rd. Willowdale, Ontario Canada M2P 1R7	Director; Corporate Director

Arni C. Thorsteinson	Shelter Canadian Properties Limited 2600-7 Evergreen Place Winnipeg, Manitoba Canada R3L 2T3	Director; President of Shelter Canadian Properties Limited

Heather M. Reisman	Indigo Books & Music Inc. 468 King St. W. Suite 500 Toronto, Ontario M5V 1L8	Director; President and Chief Executive Officer of Indigo Books & Music Inc.

Schedule C

Directors and Executive Officers of Onex Capital Corporation ("Onex Capital")

          The name, business address, present principal occupation of each director and executive officer of Onex Capital are set forth below. All executive officers and directors listed on this Schedule C are Canadian citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation or Employment

Ewout R. Heersink (Netherlands Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director and Chief Financial Officer, Onex Corporation

Anthony R. Melman	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director, Onex Corporation

John S. Elder, Q.C.	Fraser Milner Casgrain LLP 100 King Street West 42nd Floor - 1 First Canadian Place Toronto, Ontario Canada M5X 1B2	Secretary, Onex Corporation; Partner at Fraser Milner Casgrain LLP

Daniel C. Casey	Creson Corporation 16 Clarence Square Toronto, Ontario Canada M5V 1H1	Director, Onex Corporation; Chairman and Chief Executive Officer of Creson Corporation, an Ontario real estate company

Arni C. Thorsteinson	Shelter Canadian Properties Limited 2600-7 Evergreen Place Winnipeg, Manitoba Canada R3L 2T3	Director, Onex Corporation; President of Shelter Canadian Properties Limited

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit

1	--	Joint Filing Agreement

2	--

Preferred Stock Purchase Agreement, dated as of March 10, 2004, by and among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 10-K of the Issuer (SEC file no. 0-20372) for the year ended December 31, 2003)

3	--

Form of Articles of Amendment to the Articles of Incorporation of Res-Care, Inc. (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 10-K of the Issuer (SEC file no. 0-20372) for the year ended December 31, 2003)

4	--

Form of Registration Rights Agreement among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 10-K of the Issuer (SEC file no. 0-20372) for the year ended December 31, 2003)

5	--

Stock Purchase Agreement, dated as of March 10, 2004, by and among Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP, ResCare Executive Investco LLC and the selling shareholders named therein

6	--	Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996